

June 7, 2011

Mr. Keith Berman, President
instaCare Corp.
2660 Townsgate Road, Suite 300
Westlake Village, California 91361

      Re: instaCare Corp.
             Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009
             Filed March 24, 2011
             File No. 000-33187

Dear Mr. Berman:

      We have reviewed your amended filing and your supplemental responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009

Exhibits
Exhibit 10.18

1. We note that Exhibit 10.18 is filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please revise.

2. Please separately file the several agreements currently provided as Exhibit 10.18 as exhibits to your amended Form 10-K.

3. We note references in Exhibit 10.18 to a Loan and Security Agreement dated November 19, 2007 and certain documents comprising the "Original Note." Please file these documents as exhibits to your amended Form 10-K. See Item 601 of Regulation S-K. In

this regard, we note that these agreements appear to be material according to the terms of Exhibit 10.18.

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

4. It appears that the consent provided by your independent accountant makes reference to your December 31, 2008 financial statements and is dated November 30, 2009. Please revise to provide a <u>currently</u> dated consent which makes reference to the audited financial statements presented in your annual report for the fiscal year ended December 31, 2009.

Exhibit 31 – Certification of Principal Executive and Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Exhibit 32 – Certification of Principal Executive and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

5. It appears that the date on which these certifications were signed (i.e., April 9, 2010) is inconsistent with the date on which your amended Form 10-K was signed (i.e., March 23, 2011). Please revise to provide currently dated certifications or tell us why the dates currently provided are appropriate. Refer to Items 601(31) and 601(32) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz, accountant at (202) 551-3311 or Angela Halac, accounting reviewer at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi, examiner at (202) 551-3121 or David Link, legal reviewer at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds,
Assistant Director